BC FORM 51-901F
                                QUARTERLY REPORT
Incorporated as part of: [X] Schedule A
                         [_] Schedule B & C
ISSUER DETAILS:
NAME OF ISSUER                        DATA FORTRESS SYSTEMS GROUP LTD.

FOR QUARTER ENDED                     JUNE 30, 2002

DATE OF REPORT                        NOVEMBER 14, 2002

ISSUER ADDRESS                        SUITE LM 1281 WEST GEORGIA STREET,
                                      VANCOUVER, BRITISH COLUMBIA, V6E 3J7

ISSUER TELEPHONE NUMBER               604-484-6693

CONTACT PERSON                        GORDON SAMSON

CONTACT'S POSITION                    CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER              604-484-6693

CONTACT EMAIL ADDRESS                 GORDSAMSON@IANETT.COM

WEB SITE ADDRESS                      N/A

                                  CERTIFICATE

THE SCHEDULES(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"GORDON SAMSON"                       02/11/14
-----------------------------         ----------------------
NAME OF DIRECTOR SIGN (TYPED)         DATE SIGNED (YY/MM/DD)

"RICK THOMAS"                         02/11/14
-----------------------------         ----------------------
NAME OF DIRECTOR SIGN (TYPED)         DATE SIGNED (YY/MM/DD).

CONSOLIDATED FINANCIAL STATEMENTS

DATA FORTRESS SYSTEMS GROUP LTD.
(FORMERLY IANETT INTERNATIONAL SYSTEMS LTD.)

VANCOUVER, BRITISH COLUMBIA, CANADA

JUNE 30, 2002 AND 2001

1. AUDITORS' REPORT

2. CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

2. CONSOLIDATED BALANCE SHEETS

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

5. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                              BEDFORD CURRY & CO.
                             CHARTERED ACCOUNTANTS
                                                         MICHAEL J. BEDFORD INC.

                                AUDITORS' REPORT

To the Shareholders of Data Fortress Systems Group Ltd.

We have audited the consolidated balance sheets of Data Fortress Systems Group Ltd. as at June 30, 2002 and 2001 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, British Columbia, Canada                          BEDFORD CURRY & CO.
November 4, 2002                                           CHARTERED ACCOUNTANTS

Data Fortress Systems Group Ltd.

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

Years ended June 30, 2002 and 2001
                                                2002           2001
----------------------------------------------------------------------
REVENUE

Sales                                      $     25,426        976,100
Other income                                         --        116,107
                                                 25,426      1,092,207
EXPENSES

General and administrative                      515,930      2,892,195
Bad debts                                        49,920      1,093,288
Amortization of capital assets                   16,438        856,355
Direct costs                                     12,649      1,325,789
----------------------------------------------------------------------
                                                594,937      6,167,627
----------------------------------------------------------------------
Net loss before other items                    (569,511)    (5,075,420)

OTHER ITEMS

Gain on settlement of accounts payable          717,824             --
Write-off of investments [Note 4]               (97,700)    (1,349,532)
Loss on disposition of capital assets                --     (1,514,592)
Write-off of deferred development costs              --     (1,039,407)
Write-off of loans receivable                        --       (196,000)
----------------------------------------------------------------------
NET EARNINGS (LOSS)                              50,613     (9,174,951)

Deficit, beginning of year                  (33,809,729)   (24,634,778)
----------------------------------------------------------------------
DEFICIT, end of year                       $(33,759,116)   (33,809,729)
======================================================================
EARNINGS (LOSS) PER SHARE - BASIC          $       0.00          (1.75)
======================================================================
WEIGHTED AVERAGE NUMBER OF ISSUED SHARES     11,241,590      5,242,829
======================================================================

Data Fortress Systems Group Ltd.

CONSOLIDATED BALANCE SHEETS

June 30, 2002 and 2001
                                                2002             2001
-----------------------------------------------------------------------
ASSETS
Current
    Cash                                    $      8,012          3,024
    Accounts receivable                            7,064         52,131
    Loans receivable                              40,350             --
    Prepaid expenses                               1,284          3,972
                                                  56,710         59,127
-----------------------------------------------------------------------

Capital assets [Note 3]                           44,412         24,411
Investments [Note 4]                               5,000        105,000
-----------------------------------------------------------------------
                                            $    106,122        188,538
=======================================================================
LIABILITIES

Current
    Accounts payable and accrued expenses   $    109,774        743,726
    Loan [Note 5]                                     --        490,174
    Due to shareholder [Note 6]                   12,000        174,041
-----------------------------------------------------------------------
                                                 121,774      1,407,941

SHAREHOLDERS' DEFICIENCY

Share capital [Note 7]                        33,741,464     32,590,326
Share subscriptions                                2,000             --
Deficit                                      (33,759,116)   (33,809,729)
-----------------------------------------------------------------------
                                                 (15,652)    (1,219,403)
-----------------------------------------------------------------------
                                            $    106,122        188,538
=======================================================================

APPROVED ON BEHALF OF THE BOARD:

"GORDON SAMSON"                  "RICK THOMAS"
----------------------------     ----------------------------
Director                         Director

Data Fortress Systems Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30, 2002 and 2001
                                                     2002          2001
--------------------------------------------------------------------------
OPERATIONS

Net loss                                         $    50,613    (9,174,951)
Add (deduct) items not involving cash
    Write-off of investments                          97,700     1,349,532
    Amortization of capital assets                    16,438       856,355
    Bad debts                                         49,920     1,093,288
    Loss on disposition of capital assets                 --     1,514,592
    Write-off of deferred development costs               --     1,039,407
    Write-off of loans receivable                         --       196,000
    Gain on settlement of accounts payable          (717,824)           --
--------------------------------------------------------------------------
                                                    (503,153)   (3,125,777)

Net changes in non-cash working capital items:
    Decrease (increase) in accounts receivable        (4,853)    1,219,519
    Decrease in prepaid expenses and deposits          2,688       194,101
    Decrease in accounts payable                     (32,005)     (605,620)
--------------------------------------------------------------------------
                                                    (537,323)   (2,317,777)

FINANCING
Issuance of share capital                            602,800       200,472
Increase in amounts due to shareholder                12,000       174,041
Increase in share subscriptions                        2,000            --
Increase in loan                                          --       500,000
--------------------------------------------------------------------------
                                                     616,800       874,513

INVESTING
Proceeds on disposition of investments                 2,300        70,917
Decrease (increase) in loans receivable              (40,350)      154,000
Purchase of capital assets                           (36,439)     (279,960)
Proceeds from sale of capital assets                      --       336,850
Purchase of investments                                   --       (18,175)
Increase in deferred development costs                    --      (131,036)
--------------------------------------------------------------------------
                                                     (74,489)      132,596
--------------------------------------------------------------------------

Increase (decrease) in cash                            4,988    (1,310,668)

Cash and cash equivalents, beginning of year           3,024     1,313,692
--------------------------------------------------------------------------

CASH, end of year                                $     8,012         3,024
==========================================================================
SUPPLEMENTAL CASH FLOW INFORMATION

During the year the Company issued 5,469,477 common shares to settle outstanding debts of $984,506.

Data Fortress Systems Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended June 30, 2002 and 2001

1. NATURE OF OPERATIONS AND GOING CONCERN

Data Fortress Systems Group Ltd., incorporated in British Columbia, Canada, has shares listed on the TSX Venture Exchange, OTC Bulletin Board in the United States and on the third segment of the Frankfurt Stock Exchange. On September 3, 2002 the Company changed its name from Ianett International Systems Ltd. to Data Fortress Systems Group Ltd.

The Company was formerly engaged in the business of providing integrated marketing, web services, business development services and data warehousing services to both internet and traditional businesses.

By a share exchange agreement dated March 1, 2002 the Company agreed to acquire 100% of Data Fortress Technologies Group (2002) Inc. ("Data Fortress 2002"). The Company will issue 30,000,000 common shares, which are subject to a Surplus Security Escrow Agreement, as consideration for Data Fortress 2002 shares. The Surplus Security Escrow Agreement allows the release of the shares on a time released basis over the next six years. Data Fortress 2002 owns all the issued and outstanding shares of Data Fortress Technologies Ltd., Connect West Networks Ltd. and Pacific Ram Distribution Corp. These companies provide collocation and managed server hosting services, wholesale computer equipment sales, networking services and the operation of a redundant 3.2 kilometer fiber optic ring in downtown Vancouver. The transaction was approved by the shareholders on April 19, 2002, shares were issued and regulatory approval was obtained on August 30, 2002. The transaction will have an effective date of August 30, 2002. As the shares issued will result in the recipients obtaining voting control of the Company, the acquisition will be accounted for as a reverse take-over in accordance with Canadian Generally Accepted Accounting Principles.

In connection with the exchange agreement there was a finders fee of 1,500,000 common shares. The shares are subject to a Voluntary Pooling Agreement which stipulates that 33.3% of the shares will be released upon completion of the transaction, 33.3% after eight months and the remaining 33.4% after twelve months.

At June 30, 2002 the Company had a working capital deficiency of $65,064 (2001:
$1,348,814) and incurred an operating loss of $(50,613) (2001:$9,174,951) for the years then ended. The Company's ability to discharge liabilities in the normal course of its business is dependent upon future profitable operations and/or obtaining additional debt or equity financing.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of accounting - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries as follows:
                      D.N.S. Media.com Inc.
                      Stock Secrets Enterprises Ltd.
                      IaNett.com Internet Technologies Ltd.

Data Fortress Systems Group Ltd.

Years ended June 30, 2002 and 2001

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

On September 7, 2001 the Company issued 368,000 shares to acquire the remaining 45.5% of IaNett.com Internet Technologies Ltd. The transaction was accounted for using the purchase method of accounting and management has determined the cost by using the fair value of the Ianett.com assets and liabilities as of September 7, 2001, which is considered to be nominal.

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

Revenue recognition - Revenue predominantly results from service-related activities. Services can be on a time and materials basis or a fixed fee basis. For fixed fee contracts, revenue is recognized on a percentage of completion basis. For contracts that are on a time and materials basis, revenue is recognized as the services are performed. Provisions for estimated losses on contracts, if any, are recorded when identifiable.

Cash and cash equivalents - The Company considers deposits in bank and short-term investments with original maturities of three months or less to be cash equivalents.

Capital assets - Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the assets using the following basis and annual rates:

Asset                      Basis                 Rate
--------------------------------------------------------------------------------
Computer software               Straight-line         33% - 100%
Computer hardware               Straight-line         33%
Office equipment, furniture
  and fixtures                  Declining balance     20% - 30%
Automotive                      Declining balance     30%
Leasehold improvements          Straight-line         Over the term of the lease
                                                      and one renewal period.

One half of the above rates are used in the year of acquisition.

Investments - The Company makes investments in technology businesses. Such investments, where the Company does not exert significant influence, have been accounted for under the cost method whereby the investments are carried at cost. When, in the opinion of management, the cost of an investment is permanently impaired, the investment is written down to recognize the loss. Where the Company does exert significant influence, investments are accounted for under the equity method. Where the Company's initial investment is more than 20% but where plans are in place for the investee to issue additional securities that will dilute the ownership investment below 20%, such investments are accounted for using the cost method.

Foreign currency translation and transactions - The Company's consolidated financial statements are expressed in Canadian dollars. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the prevailing rates of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenues and expenses are translated into Canadian dollars at the rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from translation of foreign currency items are included in the determination of net income.

Data Fortress Systems Group Ltd.

Years ended June 30, 2002 and 2001

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period. Actual results could differ from those estimates.

Stock-based compensation - The Company has a stock-based compensation plan, which is described in note 7. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees in exercise of stock options or purchase of stock is credited to share capital.

Earnings per share - Effective July 1, 2001, the Company retroactively adopted the new accounting recommendations made by the Canadian Institute of Chartered Accounts for presentation and disclosure of basic and diluted earnings per share. The Company has adopted the "treasury stock method" in computing earnings per share. The retroactive impact of adopting the new recommendations had no significant impact on the Company's basic and diluted earnings per share.

Basic earnings per common share are calculated on the net earnings using the weighted average number of shares outstanding during the fiscal period.

For the year ended June 30, 2002, the existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

Data Fortress Systems Group Ltd.

Years ended June 30, 2002 and 2001

3. CAPITAL ASSETS
                                                                Net Book Value
                                              Accumulated    -------------------
                                   Cost      Depreciation     2002         2001
--------------------------------------------------------------------------------
Computer hardware                 $62,433       26,427       36,006           --
Office equipment, furniture
  and fixtures                     14,154        5,748        8,406       10,611
Computer software                      --           --           --       13,800
--------------------------------------------------------------------------------
                                  $76,587       32,175       44,412       24,411
================================================================================

4. INVESTMENTS
                                  2002           2001
                                --------       -------
Other                           $  5,000         5,000
Alphastream Wireless Inc.             --       100,000
                                --------       -------
                                $  5,000       105,000
                                ========       =======

Alphastream Wireless Inc. - On May 8, 2000 the Company acquired a 40% (66 shares) interest in Ariel Wireless Technologies, Inc. ("Ariel") for a cash payment of $100,000. Ariel is in the wireless communications hardware and software business. On August 21, 2000 Ariel changed its name to Alphastream Wireless Inc.

During the year management wrote-off its investment in Ariel to reflect the negative equity market conditions which have prevailed for technology companies.

5. LOAN

The Company entered into a loan agreement with 614531 B.C. Ltd. to borrow $500,000 on October 31, 2000, as amended on December 8, 2000. The loan is secured by a General Security Agreement which provides for a first charge on the assets of the Company. The loan bears interest at 4% plus the Bank of Montreal prime rate and was due February 1, 2001. A condition of the loan was that any proceeds from sale of Company's assets were to be applied to the outstanding loan amount. On February 1, 2001 a penalty of $50,000 was applied. The penalty was paid by the transfer to the lender of equipment having a fair market value of $50,000.

During the year the outstanding loan balance was settled by issuance of 2,733,270 common shares.

6. DUE TO SHAREHOLDER

Amounts due to shareholder are non-interest bearing with no formal terms of repayment.

Data Fortress Systems Group Ltd.

Years ended June 30, 2002 and 2001

7. SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares without par value and 20,000,000 preferred shares with a par value of $0.001 per share. The issued share capital consists of common shares as follows:

                                                           2002                            2001
                                             ----------------------------       ----------------------------
                                               Number            Amount            Number          Amount
------------------------------------------------------------------------------------------------------------
Balance, beginning of year                    5,445,851       $32,590,326       50,642,178       $32,079,648
Shares issued for cash:
    Stock options                                90,000             9,000          384,767           100,472
    Warrants                                  1,100,000           110,000          250,000           100,000
    Private placement                         4,838,000           483,800               --                --
Shares issued for other consideration:
    For debt                                  5,469,477           548,338        2,974,061           297,406
    Shares issued for subsidiary                368,000                --          320,000            12,800
                                             17,311,328        33,741,464       54,571,006        32,590,326
Consolidation 10:1                                   --                --        5,445,851                --
------------------------------------------------------------------------------------------------------------
Balance, end of year                         17,311,328       $33,741,464        5,445,851       $32,590,326
============================================================================================================

Escrow Shares - There are 300,000 (2001: 300,000) shares held in escrow subject to release only with regulatory approval.

Share subscriptions - During the year the Company received $2,000 towards future financing.

Warrants - The Company has stock purchase warrants outstanding as follows:

              Outstanding                          Outstanding
Exercise        June 30,                  Expired     June,
 Price            2001     Issued        Exercised    2002       Expiry date
--------------------------------------------------------------------------------
*$0.10             -      2,400,000    (1,100,000)  1,300,000 September 18, 2002
 $0.12             -      2,438,000             -   2,438,000   October 18, 2003
 $9.10       178,100              -      (178,100)          -       June 2, 2002
--------------------------------------------------------------------------------
             178,100      4,838,000    (1,278,100)  3,738,000
================================================================================
* The 1,300,000 warrants expired on September 18, 2002.

Data Fortress Systems Group Ltd.

Years ended June 30, 2002 and 2001

7. SHARE CAPITAL (continued)

Stock Option Plans - The Company has established stock option plans for employees, directors and consultants, reserving a total of 1,200,000 shares. Under the plans, the exercise price of each option equals the market price of the Company's stock on the last business day prior to the date of the grant. An option's maximum term is five years from the date of the grant. Options granted vest at various dates ranging from the date of grant to the end of the eighteenth month from the date of grant.

A summary of the change in the Company's stock options plan for the year ended June 30, 2002 and 2001 is presented below.

                                                       2002                           2001
                                      ------------------------------ ------------------------------
                                                    Weighted Average               Weighted Average
                                       Options       Exercise Price  Options        Exercise Price
---------------------------------------------------------------------------------------------------
Outstanding, beginning of year          210,750        $   0.10     3,709,269        $   0.47
Granted                               1,539,250            0.14     5,000,000            0.10
Exercised                               (90,000)           0.10      (384,767)           0.26
Cancelled or expired                   (435,000)           0.10    (8,113,752)           0.10
---------------------------------------------------------------------------------------------------
Outstanding, end of year              1,225,000        $   0.15       210,750        $   0.10
===================================================================================================

The following table summarizes the information about stock options outstanding and exercisable at June 30, 2002:

Price        Number          Expiry date
---------------------------------------------
$0.10          1,000             July 12,2004
$0.10          1,250         November 8, 2004
$0.10          6,500        December 21, 2004
$0.10         22,000       September 14, 2005
$0.10         90,000        November 15, 2005
$0.10        354,250          October 5, 2006
$0.20        500,000          January 4, 2007
$0.14        250,000           March 21, 2007
---------------------------------------------
           1,225,000
=============================================

Data Fortress Systems Group Ltd.

Years ended June 30, 2002 and 2001

8. RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions with individuals or companies that were controlled by directors or by officers of the Company.

a) Management fees of $93,500 (2001 - $133,000) were paid to directors of the Company;

b)       Amounts due to shareholder of $12,000 (2001 - $174,041) as described in
         Note 6.

c) Loans receivable include $35,000 due from Data Fortress Technologies Ltd. The amount was repaid on July 17, 2002.

9. INCOME TAXES

The company has non-capital losses for income tax purposes which may, subject to certain restrictions, be available to offset future taxable income or taxes payable. No benefit in respect of the future application of these losses has been recognized in the financial statements.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, loans receivable, investments, accounts payable and accrued expenses and amounts due to shareholder.

It is management's opinion that the Company is not exposed to significant interest, currency or credits risks on its financial instruments.

The fair values of cash, accounts receivable, investments, accounts payable and accrued expenses, amounts due to shareholder approximate their carrying amounts due to their relative short terms of maturity.

11. SUBSEQUENT EVENTS

Options - On August 14, 2002 the Company granted 100,000 stock options at a price of $0.10 per share. The options expire on August 14, 2007.

Shares for debt - On August 30, 2002 regulatory authorities accepted for filing the Company's proposal to issue 9,160,200 shares to settle outstanding debt of $916,076 of Data Fortress Technologies Group (2002) Inc. as referred to in Note
1. Certain shares are subject to a Voluntary Pooling Agreement whereby the shares will be released over a 36-month period.
                                                                              11

                                  Form 51-901F
QUARTERLY REPORT

Incorporated as part of :      [_]   Schedule A
                               [X]   Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER                       DATA FORTRESS SYSTEMS GROUP LTD.

ISSUER ADDRESS                       LM - 1281 WEST GEORGIA STREET
                                     VANCOUVER,
                                     BRITISH COLUMBIA,

ISSUER TELEPHONE NUMBER              (604) 484-6693

CONTACT PERSON                       GORDON  SAMSON

CONTACT'S POSITION                   CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER             (604) 484-6693

CONTACT EMAIL ADDRESS:               GORDSAMSON@IANETT.COM

FOR QUARTER ENDED                    JUNE 30, 2002

DATE OF REPORT                       NOVEMBER 14, 2002

WEBSITE ADDRESS:                     WWW.IANETT.COM

                                   CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. THIS FORM IS INCORPORATED AS PART OF THE REQUIRED FILING OF SCHEDULE B & C.

"RICK THOMAS"                         02/11/14
--------------------------------      ----------------------------------------
RICK THOMAS, DIRECTOR                    DATE SIGNED (YY/MM/DD)



"GORDON SAMSON"                       02/11/14
--------------------------------      ----------------------------------------
GORDON SAMSON, DIRECTOR               DATE SIGNED (YY/MM/DD)

DATA FORTRESS SYSTEMS GROUP LTD.
Quarterly Report to June 30, 2002
SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of  expenses and deferred costs

 Breakdown of direct costs:
                                    This Quarter           Year to Date
                               --------------------    ---------------------
                                  2002        2001       2002        2001
----------------------------------------------------------------------------
Labour                         $  3,548   $ 114,323    $  3,548   $1,030,806
Lists                                --       9,823          --       21,517
Mailing                           9,101         615       9,101      105,572
Printing                             --         325          --       37,489
Distribution                         --          --       3,991
Computer Hardware                    --        (652)         --       50,989
Media Placement                      --          --          --           --
Website Hosting and e-mail           --          --          --       11,468
Stock Market Services                --          --          --       54,465
Other                                --          --          --        9,491
----------------------------------------------------------------------------
TOTAL                          $ 12,649   $ 124,434    $ 12,649   $1,325,789
----------------------------------------------------------------------------


Breakdown of General and Administrative Expenses:
                                    This Quarter           Year to Date
                               --------------------    ---------------------
                                  2002        2001       2002        2001
----------------------------------------------------------------------------
Accounting and legal           $  3,632   $  31,634    $138,504   $  200,309
Advertising and promotion           334       7,662       6,077      166,389
Annual General Meeting Costs     77,560     (11,342)     96,004      246,091
Automotive                           --         664          --        7,940
Bad debt                         29,252          --      49,920           --
Bank charges and interest         1,547     107,732       3,679      142,553
Brokerage fees/regulatory        21,374      (1,495)     95,743       78,793
Computer maintenance                 --          --          --        9,662
Couriers and freight                 --       2,245         225       13,198
Donations                            --          --          --          520
Education and training              273          --         343       22,907
Equipment lease                     407     162,192          --      343,118
Insurance, licences and dues         50       4,691       2,724       20,834
Miscellaneous                        --       5,202          --       10,660
Office                           13,739       4,023      18,435      102,719
Office rent                       5,300      49,996      18,813      198,642
Salaries and consultants         26,335     140,274     131,174    1,195,186
Telephone                           395       6,598       2,643       68,967
Travel and entertainment             65        (412)      1,568       63,834
----------------------------------------------------------------------------
TOTAL                          $180,261   $ 509,663    $565,850   $2,892,321
----------------------------------------------------------------------------

2. RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions with individuals or companies that were controlled by directors or by officers of the Company.

a) Management fees of $93,500 (2001 - $133,000) were paid to directors of the Company or companies controlled by a director of them; for management and administration services to the Company

b)       Amounts due to shareholder of $12,000. (2001 - $174,041)


3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

(a)      Common shares issued

 ate                       Type of Issue              Number of      Price    Total               Type of              Commission
                                                       Shares                  Proceeds         Consideration             Paid
-----------------------------------------------------------------------------------------------------------------------------------
October 5, 2001            Private Placement           2,400,000    $0.10     $ 240,000.00          Cash                $    0.00
November 20, 2001          Private Placement           2,438,000    $0.10       243,800.00          Cash                $7,000.00
-----------------------------------------------------------------------------------------------------------------------------------
                           Total                       4,838,000               $483,800.00          Cash                $7,000.00
-----------------------------------------------------------------------------------------------------------------------------------

(b)      Options granted

                                                     2002                                2001
                                        -----------------------------    --------------------------
                                                     Weighted Average              Weighted Average
                                          Options     Exercise Price     Options     Exercise Price
---------------------------------------------------------------------------------------------------
Outstanding, beginning of year            210,750       $   0.10        3,709,269       $  0.47
  Granted                                 789,250           0.10        5,000,000          0.10
  Granted                                 500,000           0.20                -             -
  Granted                                 250,000           0.14                -             -
  Exercised                               (90,000)          0.10         (384,767)         0.26
  Cancelled or expired                   (435,000)          0.10       (8,113,752)         0.10
----------------------------------------------------------------------------------------------------
Outstanding, end of year                1,225,000                         210,750
====================================================================================================

(c)      Warrants granted

  Exercise  Outstanding              Expired    Outstanding
   Price   June 30, 2001  Issued    Exercised   June, 2002       Expiry date
-------------------------------------------------------------------------------
  $0.10         -       2,400,000  (1,100,000)   1,300,000   September 18, 2002
  $0.12         -       2,438,000           -    2,438,000     October 18, 2003
**$9.10   178,100               -    (178,100)           -         June 2, 2002
-------------------------------------------------------------------------------
          178,100       4,838,000  (1,278,100)   3,738,000
===============================================================================
** Warrants were consolidated on a 10:1 basis.

(d)      Shares issued for debt

                  1. 5,469,477 common shares issued at a deemed price of $0.18 in settlement of $984,506 in debt.

4.       SUMMARY OF SECURITIES AS AT JUNE 30, 2002

(a)      Share Capital

         Authorized: 100,000,000 Common Shares without par value 20,000,000
                     Preferred Shares with $0.001 par value

         Issued:     17,311,328 Common Shares without par value

                                                   2002                       2001
                                          -----------------------    -------------------------
                                           Number       Amount         Number         Amount
----------------------------------------------------------------------------------------------
Balance, beginning of year                5,445,851   $32,590,326    50,642,178    $32,079,648
Shares issued for cash:
    Stock options                            90,000         9,000       384,767        100,472
    Warrants                              1,100,000       110,000       250,000        100,000
    Special warrants                             --            --            --             --
    Private placement                     4,838,000       483,800            --             --
    Performance shares                           --            --            --             --
Shares issued for other consideration:
    For debt                              5,469,477       548,338     2,974,061        297,406
    Shares issued for subsidiary            368,000        36,800       320,000         12,800
    Finder's fee                                 --            --            --             --
    Cash share issuance costs                    --            --            --             --
Cancellation of escrow shares                    --            --      (112,500)            --
----------------------------------------------------------------------------------------------
                                         17,311,328    33,778,264    54,458,506     32,590,326

Consolidation 10:1                               --            --     5,445,851             --
----------------------------------------------------------------------------------------------
Balance, end of year                     17,311,328   $33,778,264     5,445,851    $32,590,326
==============================================================================================

(b)      Outstanding options, warrants and convertible securities

Exercise
Price               Number                         Expiry date
-----------------------------------------------------------------
$0.10                1,000                           July 12,2004
$0.10                1,250                       November 8, 2004
$0.10                6,500                      December 21, 2004
$0.10               22,000                     September 14, 2005
$0.10               90,000                      November 15, 2005
$0.10              354,250                        October 5, 2006
$0.20              500,000                        January 4, 2007
$0.14              250,000                         March 21, 2007
-----------------------------------------------------------------
                 1,225,000
=================================================================

(c)      Escrow Shares and pooling arrangements:

                  300,000 common shares are currently held in escrow and are subject to release only by regulatory approval.


5.       DIRECTORS AND OFFICERS

                           Rick Thomas - President/CEO
                           Gordon A. Samson - CFO
                           Michael Chong - COO
                           Jordan Krushen - CTO
                           C.K. Chong - Director

Data Fortress Systems Group Ltd.

Schedule C: Management Discussion and Analysis

1.       Description of Business

The Company focused its efforts on a reorganization plan, developing revenue streams in the subsidiary, iaNett.com, ("ITT") utilizing a proprietary search engine and completing the reverse merger ("RTO") with the Data Fortress Technologies (2002) Inc., ("Data Fortress 2002") group of companies as announced November 21, 2001.

Restructuring Plans of the Business

The Company was formerly engaged in the business of providing integrated marketing, web services, business development services and data wharehousing services to both internet and traditional businesses. On September 3, 2002 the Company changed its name from iaNett International Systems Ltd. To Data Fortress Systems Group Ltd.

By a share exchange agreement dated March 1, 2002 flowing from the Agreement in Principle dated November 21, 2002 the Company agreed to acquire 100% of Data Fortress 2002. Data Fortress 2002 is the holding company for the wholly-owned subsidiaries, Data Fortress Technologies Ltd., Pacific Ram Distributors Ltd., and Connect West Networks Ltd.. The Company agreed to issue 30,000,000 common shares, which are subject to a Surplus Security Escrow Agreement with a release schedule over the next six years. On April 19, 2002 the Company received shareholder approval with final regulatory approval granted subsequent to the June 30, 2002 year end on August 30, 2002.

The Agreement in Principle ("Agreement") set out the terms upon which iaNett International Systems Ltd., agreed to purchase from the Data Fortress 2002 all of the shares which were issued and outstanding shares in the capital of Data Fortress Technologies Ltd., Connect West Networks Ltd., and Pacific Ram Distribution Corp., ("Data Fortress Group") at the closing of such purchase. ("Data Fortress Acquisition")

The Data Fortress Group is a related mix of companies, incorporated under the laws of British Columbia. The current consolidated business provides collocation and managed server hosting services, augmented by the related companies that provide wholesale complimentary equipment sales, complimentary contract IT networking services and the operation of a redundant 3.2 kilometer fiber optic ring ("data loop") in downtown Vancouver, connecting the Data Fortress data center to the Internet backbone.

The Company, in its restructuring plan, committed to a business combination with an established operation with a track record of significant revenues and a substantial asset base. The view to success was to identify an enterprise with an established track record and revenue model, combined with the opportunity for material growth in the same business as the Issuer to enable the leveraging of remaining assets. Management believes it has accomplished this objective with the acquisition of the Data Fortress 2002. Subsequent to this report the RTO with the Data Fortress 2002 group of companies was approved with regulatory approval from the TSX Venture Exchange ("TSX") on August 30, 2002.

2.         Discussion of Operations

As part of the reorganization plan, a proposal to creditors was announced July 4, 2001 pursuant to the provisions of the Bankruptcy and Insolvency Act, RSC 1985, C. B-3, as amended. The creditors at a meeting held on August 2, 2001 approved the proposal, and, court approval was obtained on August 24, 2001. The details of the proposal were as follows:

(1) any creditor with a provable claim in excess of $1,000 or less (or is prepared to settle its claim for $1,000) will receive payment of its provable claim in full;

(2) any creditor with a provable claim in excess of $1,000 will receive 25% of that General Creditors provable claim, in full and final satisfaction of that General Creditor's Provable Claim; or

(3) in the alternative to 1. or 2. a Creditor may choose to convert their provable claims into common shares in the capital of the Company, with such restriction as may be imposed by the relevant regulatory authorities, at a conversion price of $0.18 per share. The conversion price was calculated at the closing price of the Company's shares as listed on the CDNX as at July 4, 2001, the date when the Notice of Intention to File a Proposal was filed.

Regulatory approval from the CDNX was received on October 18, 2001 to settle $984,505.86 in creditors provable claims with 5,469,477 common shares. Additionally, a total of $136,618.23 in cash payments was made to certain creditors to settle an aggregate of $459,067.40 of outstanding debt.

Under the terms of the Act, a levy of 5% payable in cash and shares is to be paid to the Receiver General of Canada. The levy is to be taken proportionately from each creditor.

3.       Management Discussion and Analysis of Financial Information

The following discussion and analysis explains trends in the Company's financial condition and results of operations for the year ended June 30, 2002. These financial statements have been prepared in accordance with Section 1751 of the Chartered Accountants ("CICA") handbook. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the financial statements contained in Schedule A and B to this report. Accounting policies and methods have not changed. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars (in accordance with Canadian GAAP).

Results of Operations

During the period ended June 30, 2002, the Company had an operating loss of ($569,511) compared to an operating loss of ($5,075,420) before including extraordinary items. During the period ended June 30, 2002 there was a $717,824 gain on settlement of debt and net investment write offs of ($97,700) which resulted in a final net earnings position of $50,613. The gain on settlement of debt is a result of the Company issuing shares at a deemed value of $0.18 per common share, the last traded price prior to the July 4, 2001 announcement of the formal proposal and the recording of the common share issuance at the market value of $0.11 as at the date of issuance. Additionally, $136,618.23 in cash payments were made to certain creditors to settle an aggregate of $459,067.40 of outstanding debt, also resulting in a gain on debt. Although net income increased significantly from the December 31, 2000 quarter, management considers this event a one time restructuring gain and does not anticipate further similar events.

Operating costs while significantly decreased from the same period ending June 30, 2001 are reflective of the previous periods on going restructuring efforts. The operating costs for the quarter are however, higher from the previous quarter ending March 31, 2002 reflecting the continued legal and other related expenses to the reverse merger with Data Fortress 2002. Staff levels remain at minimal levels with required services contracted out, which is considered closer to a realistic level based on current activity. In the future, where appropriate, growth will be managed by subcontracting services until an ongoing permanent need is established, at which time additional employees will be hired. This will efficiently manage the Company's forecasted operations and contain the associated overhead costs.

General and Administrative Costs

General and administrative costs for fiscal 2002 were $515,930, ($2,900,000 -
2001). These costs are significantly lower than fiscal 2001 and reflect the effects of re-organizing and downsizing as well as the additional costs of completing a reverse merger with Data Fortress 2002.

Liquidity And Capital Resources

Cash reserves increased marginally during the year. Two private placements were completed for proceeds of $240,000 and $243,800. Additionally $110,000 was received in warrants exercised and 9,000 in options exercised. During the period the primary use of cash was to fund operations, settle debt, fund working capital, and purchase new capital items.

The Company's working capital position has increased since June 30, 2001 from a deficiency of ($1,348,814 - 2001) due to finalization of the debt settlement and the closing of two private placements. The Company's working capital position as at June 30, 2002 is ($65,064) which management believes with creditor consideration is sufficient to fund costs and operations to the closing of the proposed merger with the Data Fortress 2002. Although the restructuring plan has significantly reduced operating costs, based on current operations the Company does not expect to become profitable until the reverse merger is completed with Data Fortress 2002 and the revenue generating operations are fully merged.

4.       Legal Proceedings

To the best of its knowledge, the Company is not subject to any active or pending legal proceedings or claims against it or any of its properties and all known actions have been settled or dismissed.

From time to time, the Company may become subject to claims and litigation generally associated with any business venture.
                                                                              18